Exhibit 21.1

Subsidiaries of Cardtronics plc

Subsidiaries are not shown in the list below if, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

Entity	Jurisdiction of Organization
Cardtronics Holdings, LLC	Delaware
Cardtronics USA, Inc.	Delaware
Cardtronics, Inc.	Delaware
CATM Holdings LLC	Delaware
Cardpoint Limited	United Kingdom
Cardtronics Holdings Limited	United Kingdom
Cardtronics UK Limited	United Kingdom
CATM Europe Holdings Limited	United Kingdom
CATM Ireland I Unlimited Company	Ireland
CATM Luxembourg I S.à r.l	Luxembourg